April 22, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Servidyne, Inc. Form 10-K for the Fiscal Year Ended April 30, 2008 Form 10-Q for the period Ended October 31, 2008 Form 10-Q for the period Ended January 31, 2009 File No. 0-10146
Dear Ms. Salik:
     On behalf of Servidyne, Inc. (the “Company”), this letter responds to the Staff’s comment letter dated March 24, 2009 with respect to the above-referenced filings, which is a follow-up letter to the Staff’s initial comment letter dated February 18, 2009 and the Company’s initial response letter dated March 18, 2009. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment.
     The Company is requesting confidentiality pursuant to the Commission’s Rule 83 for portions of the Company’s responses to the Staff’s comment nos. 2 and 3, which are redacted from the EDGAR filing of this response letter. The unredacted letter and accompanying Rule 83 request are being sent under separate cover.
FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Ms. Nudrat Salik
April 22, 2009

The Company’s proposed additional and/or revised disclosures are set forth below the correlative Staff comments. The Company will include the disclosures in appropriate future filings.
Critical Accounting Policies
Valuation Of Goodwill and Other Intangible Assets, page 23
2.	We note your response to prior comments 5 and 6. Given that you have recorded recurring net losses in the BPE segment for each of the three years ended April 30, 2008 and the nine months ended January 31, 2009, please address the following regarding your testing of goodwill and other intangible assets for impairment:
•	Please tell us what your components were pursuant to paragraph 30 of SFAS 142, the amount of goodwill recorded for each component, and how you determined that all of the components in the BPE segment had similar economic characteristics. Please provide us with the data that led you to determine that they have similar economic characteristics pursuant to paragraph 17 of SFAS 131; and

•	Please tell us what consideration you gave to your carrying value exceeding your market capitalization.
The components of the BPE Segment pursuant to paragraph 30 of SFAS 142 were as follows as of January 31, 2009:
•	Energy savings projects;

•	Lighting products;

•	Energy management services; and

•	Productivity software.
These components are marketed and sold in various combinations, as discussed below, to provide tailored, comprehensive solutions to customers.
As stated in EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 (EITF D-101), Paragraph 30 of Statement 142 includes the following guidance for determining reporting units: “A reporting unit is an operating segment or one level below an operating segment (referred to as a component)...However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar

Ms. Nudrat Salik
April 22, 2009

economic characteristics...” Additionally, EITF D-101 indicates that “determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances” and that “evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances”. The assessment of whether components are economically similar “should be more qualitative than quantitative”. [Emphasis added]
EITF D-101 further indicates that, “The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination. However, the Board did not intend that every factor must be met in order for two components to be economically similar. In addition, the Board did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in paragraph 17 of Statement 131.”
Based on our specific facts and circumstances, the Company believes it applied reasonable judgment in determining its reporting units. In doing so, the Company considered the factors in paragraph 17 of SFAS 131 and the additional factors listed in EITF D-101 and concluded that the components of the BPE Segment had similar economic characteristics, and therefore were deemed to be a single reporting unit.
With the strategic and operational changes made over the past few years as discussed in the Company’s response to prior Staff Comment #7, the discrete services and products within each of our components are now marketed as comprehensive, combined solutions. Each discrete service and product now supports the other to provide more value as a comprehensive solution than it could as a separate component. With Servidyne’s marketing and operational strategy of selling and implementing these discrete services and products as combined solutions, this demonstrates that the Company manages the components as one reporting unit and believes that this further demonstrates that the services and products have similar economic characteristics.
The Company’s consideration of the relevant characteristics discussed in paragraph 17 of SFAS 131 and EITF D-101 follow:
•	Nature of products and services: Over the last several years, the Company created a unified business that marketed, sold, and implemented tailored, comprehensive solutions of the above service and product offerings to its customers, rather than individual, discrete services or products. These groupings of services and products are marketed today under three primary offerings to meet different customer needs: Reducing Environmental Impact, Lowering Energy and Operating Costs, and Improving Occupant Satisfaction.

Ms. Nudrat Salik
April 22, 2009

As one example, for a large hospitality industry customer, to address energy and operating costs within their portfolio of buildings, elements of all four of the BPE components are now combined into one solution and presented to the customer in a single proposal. As such, all components are designed to reduce the consumption of energy and other operating costs within buildings. In addition, the gross margin percentages are similar for products and services within each of the Company’s components if sold individually, ranging from 30% to 45%. Also, the Company believes that the qualitative characteristics in paragraph 17 of SFAS 131 and EITF D-101, support the determination that the Company’s components are economically similar and should be aggregated per paragraph 30 of SFAS 142.
•	Nature of the production process: All component processes involve assessing the current state of the customer’s buildings, analyzing the gathered data, and then providing services and products to meet the customer’s needs.
•	Type or class of customer: All components are sold to owners and/or operators of large portfolios of buildings. In addition, each of these customers would potentially use all four components to reduce operating costs at their facilities.
•	Method used to distribute products and provide services: All components have common marketing and team-based sales personnel. All components are marketed as combined solutions.
•	Manner in which an entity operates its business: In fiscal year 2007, the Company combined and restructured two businesses into one fully-functional business segment with one management team, one sales force, and one set of operating personnel and processes. The goal was to eliminate redundant internal operating processes in order to reduce costs, and to increase customer demand and average revenue per customer. Primary to the achievement of the above goal was that resources from each discipline formerly separated by the two different businesses (engineers, project managers, account managers, sales resources, software developers, etc.) within the new business would need to integrate their operating processes and services to produce the new combined customer solutions. For instance, engineering and project management disciplines whose services were operated and marketed separately prior to 2007 may now be combined to provide a single component as an Energy Management Service which are then in turn sold to the customer as an element of the Company’s solution in Lowering Energy and Operating Costs. To this end, in addition all components are managed by the same segment manager who reviews segment performance at one monthly meeting, and all operating processes are the same across all components.
•	Extent to which the components share assets and other resources: All sales, marketing, purchasing, warehousing, accounting, strategic management, and human resource functions are the same across all components.

Ms. Nudrat Salik
April 22, 2009

•	Benefit to components of common research & development: The continuous, common research and development of new processes and technologies involving energy efficiency and building performance optimization benefits all components.
After considering the above factors in accordance with paragraph 17 of SFAS 131 and EITF D-101, the Company concluded that all of the components of the BPE Segment have similar economic characteristics, and, therefore, that the BPE Segment is the appropriate reporting unit for the assignment of goodwill. As such, the Company has not allocated goodwill to any of the components.
[INFORMATION REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]
3.	Please provide us with the following information regarding your determination of fair value of the BPE Segment:
•	Please tell us what comparable public companies you used under the market approach;
•	You state that you adjusted the applicable financial multiples of comparable companies for profitability and size and then applied them to the BPE Segment. Please tell us the specific adjustments you made and the impact of these adjustments on the determination of fair value under the market approach;
•	Please tell the fair value amounts determined under each approach. For the income approach, please also tell us the fair value under each scenario; and
•	Please help us better understand your basis for the revenue growth rates used in the income approach. In this regard, revenue for the BPE Segment increased by approximately 11% during each of the years ended April 30, 2007 and April 30, 2008 compared to the previous years and decreased by approximately 21% from the nine months ended January 31, 2008 to the nine months ended January 31, 2009. Based on these changes, please advise how you determined it was appropriate to use a revenue growth rate of 36.5% for 2010. Your note indicates that approximately 60% of this growth is due to backlog or through customer commitments. Please advise what the remaining 40% is attributable to especially given the deterioration in the general economy that you refer to and the delays in receiving orders that you have been experiencing. In a similar manner, please address the revenue growth rates for the remaining periods under your expected case scenario.

Ms. Nudrat Salik
April 22, 2009

[INFORMATION REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]
4.	We note your response to prior comment 7. Please consider providing additional quantitative disclosures regarding your sensitivity analysis which explains the impact of changes in assumptions on the estimated fair value of the BPE segment. For example, you could discuss the impact that a change in the discount rate and revenue growth rate would have on the fair value of the BPE segment and correspondingly whether these changes would indicate an impairment. You could also discuss how much these rates would have to change in order to indicate an impairment.
The portion of the Company’s disclosure in the Form 10-Q filing for the quarter ended January, 31, 2009, discussing the sensitivity analysis was as follows:
In the income approach model, three separate financial projection scenarios were prepared using the above assumptions: the first used the expected revenue growth rates, the second used higher revenue growth rates, and the third used lower revenue growth rates. The discount rates used in the scenarios ranged from 17% for the lower growth scenario to 19% in the higher growth scenario. In each of the three discounted cash flow models, there was no indication of goodwill impairment. For the assessment of fair value of the BPE Segment based on the income approach, the results of the three scenarios were weighted (60% for the expected case and 20% each for the other scenarios) to produce the applicable fair value indication using the income approach. The weightings reflect the Company’s view of the relative likelihood of each scenario.
The Company will include additional disclosure immediately following the above in future applicable filings in substantially the following form:
The Company noted that, all other variables being held constant, an increase of approximately 11% in the discount rate applied to each of the three scenarios used in the income approach would indicate impairment.
The Company also noted that, reducing the revenue growth rate in the Expected Case scenario of the income approach by more than 9.5%, while holding gross margin rates and SG&A costs constant, would indicate impairment. To simplify the analysis, the Company excluded the weighting of the market approach result. If the Company had included the market approach in the revenue growth sensitivity analysis, the growth rate would have had to decline by a substantially greater amount to indicate impairment.

Ms. Nudrat Salik
April 22, 2009

Notes to the Financial Statements
Notes 2. Summary of Significant Accounting Policies, page 31
(c) Revenue Recognition, page 31
5.	We note your response to prior comment 11. Please disclose the dollar amounts of unapproved change orders as of each balance sheet date, as well as the related profit component recorded.
The contracts that are accounted for by the Company on a percentage of completion basis are developed and engineered by Company employees. As a result, changes to contracts normally only result from specific requested changes in scope by customers which are normally priced and approved by customers prior to the Company beginning the work. As such, there were no unapproved change orders or related profit recorded as of each balance sheet date. The Company will disclose the dollar amounts of unapproved change orders and related profit in future filings, if applicable.
Note 13. Net Earnings (Loss) Per Share, page 44
6.	We note your response to prior comment 17. Please separately disclose your treatment of vested and unvested restricted stock for purposes of computing net earnings (loss) per share in accordance of SFAS 128.
The Company will include a disclosure similar to the following in applicable future filings:
In accordance with SFAS 128, the Company utilized the treasury stock method to account for unvested shares of the restricted stock; however, given the net loss, any incremental shares would be anti-dilutive and thus have been excluded from earnings (loss) per share in the periods presented. Additionally, the impact of vested restricted stock has been included in basic earnings (loss) per share for the periods presented.

Ms. Nudrat Salik
April 22, 2009

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2009
General
7.	Please address the above comments in your interim filings as well.
The Company will address the above comments in future filings for interim periods, as appropriate.
* * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at (770) 953-0304 with any questions or comments.

Very truly yours, SERVIDYNE, INC.
By:	/s/ Rick A. Paternostro
Rick A. Paternostro,
Chief Financial Officer

cc:	Alan R. Abrams David A. Stockton David M. Eaton